SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                October 14, 2003

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                            Form 20-F X Form 40-F __
                                     ---

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes _____ No X
                                             ---

  (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes _____ No X
                                             ---

  (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.)

   Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
       Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
                                  Act of 1934:

                                 Yes _____ No X
                                             ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

News release                                 [CORUS LOGO OMITTED]


13 October 2003


CORUS COMPLETES SEGAL TRANSACTIONS



Further to its announcements of 3 and 16 July 2003, Corus Group plc ("Corus") has completed the purchase of Arcelor S.A.'s ("Arcelor") two-thirds share in Segal SCRL ("Segal") - a Belgian joint venture previously one-third Corus and two-thirds Arcelor, for EUR33.3 million (approximately (pound)23.4m) in cash.

Simultaneously, Corus has completed the sale of a 50 per cent share of Segal to MetalInvest, a Dutch investment fund, for EUR25 million (approximately (pound)17.6m) in cash.

Segal is a galvanising operation, which, until this transaction, has toll-processed the material of its shareholders. Corus will retain its newly achieved 50 per cent holding and intends to utilise 100 per cent of Segal's production capacity.

The completion of the purchase from Arcelor follows confirmation from the European Commission that this meets Arcelor's undertaking to divest its stake in Arcelor. The sale to MetalInvest has received regulatory consent.

Notes
-----

1.  The exchange rate used is EUR1.42 per (pound)1.

2.  Enquiries: Corus Corporate Relations: Mike Hitchcock +44 (0)20 7717 4502
               Corus Investor Relations: Anthony Hamilton +44 (0)20 7717 4503
ENDS


Corus
30 Millbank
London, SW1P 4WY
T +44 (0)20 7717 4444
www.corusgroup.com

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            CORUS GROUP plc


Date: October 14, 2003                      By        Allison Scandrett
                                              ----------------------------------
                                              Name: Mrs A Scandrett
                                              Assistant Company Secretary